Mail Stop 3561

March 19, 2010

Gordon L. Ellis
President, Chief Executive Officer and Chairman
International Absorbents Inc.
1569 Dempsey Road
North Vancouver, British Columbia, V7K 1S8 Canada

Re: **International Absorbents Inc.**
Preliminary Proxy Statement on Schedule 14A
Filed February 2, 2010
File No. 001-31642

Dear Mr. Ellis:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to our comment in our letter dated March 2, 2010. Please provide us with additional analysis to support your belief that Rule 13e-3 under the Securities Exchange Act of 1934 does not apply to the transaction described in your preliminary proxy materials. We note the following:

- Please provide us additional details about the equity rollover to be effected by your affiliates, including the terms of the rollover, a detailed description of the negotiation of the rollover and an explanation for how the rollover participants' interests will increase from 11.2% to 13%. In this respect, it is unclear to us how management will receive the same consideration as the other shareholders (as you state in your response letter) when management appears to be rolling over its entire interest in your shares.

- You state that each employment agreement will be amended such that the agreements are in fact less favorable to the officers. Please explain to us specifically how the agreements will be less favorable, what the officers are forfeiting, and when the amendments to the agreements were negotiated in relation to the negotiation of the merger agreement. In doing so, please explain in detail how the scope of the definitions of termination for "cause" and constructive dismissal for "good reason" will be narrowed. In addition, please tell us whether the existing employment agreements include non-competition, non-solicitation and cooperation obligations. Finally, please tell us whether the existing agreements require a change-of-control payment and, if so, describe the terms of the payment;

- Your executive officers will receive incentive equity that is non-voting and subject to performance- and time-based vesting. Please tell us how long the shares will be non-voting and whether they will be non-voting on all matters. In addition, please tell us the vesting requirements;

- It is currently contemplated that Gordon Ellis will become a member of the board of directors of Acquiror's parent. Please tell us when this arrangement was negotiated and its purpose given that Mr. Ellis may be removed at any time. Also tell us whether his removal would constitute a breach of an agreement to appoint him to the board in the first place; and

- You believe that the negotiation process leading to the signing of the Arrangement agreement demonstrates that the Company's officers and directors are not on both sides of the transaction. Please tell us your basis for this apparent legal conclusion.

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As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

Please contact Damon Colbert at (202) 551-3581 or David Link at (202) 551-3356 with any questions.

Sincerely,

John Reynolds
Assistant Director